UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to
Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

CIT Group Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

125591108
(CUSIP Number of Class of Securities)

Stuart Alderoty
Executive Vice President, General Counsel and Secretary

CIT Group Inc.

11 West 42nd Street

New York, New York 10036

(212) 461-5200

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with a copy to:

David B. Harms, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,750,000,000	$318,725

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $2,750,000,000 in value of shares of the Common Stock, par value $0.01 per share, of CIT Group Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $318,725	Filing Party: CIT Group Inc.
Form or Registration No.: Schedule TO	Date Filed: April 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:           ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends the Tender Offer Statement on Schedule TO, originally filed by CIT Group Inc., a Delaware corporation (“CIT” or the “Company”), with the Securities and Exchange Commission on April 27, 2017 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $2,750,000,000 of shares of its common stock, par value $0.01 per share (the “Shares”), at a per Share price not greater than $48.00 and not less than $43.00, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 27, 2017 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged, and this Amendment No. 1 does not modify any of the other information previously reported on Schedule TO or in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 6 (Purposes of the Transaction and Plans or Proposals) in the Schedule TO and Exhibit(a)(1)(A) to the Schedule TO (Offer to Purchase)

The section of the Offer to Purchase entitled “Certain Information Concerning the Company – Selected Balance Sheet Data and Earnings Information” and Item 6 of the Schedule TO, insofar as such item incorporates such section by reference, are hereby amended as follows:

The paragraph immediately following the capitalization table on page 31 of the Offer to Purchase is amended to read in its entirety as set forth below. The information in the capitalization table and in the paragraph preceding it has not changed and is set forth below solely for ease of reference.

Selected Balance Sheet Data and Earnings Information. The following table sets forth our consolidated cash and capitalization, as of December 31, 2016, and on an as-adjusted basis to give effect, as of such date, to (i) the Commercial Air Sale for a sale price of $10.4 billion, (ii) the redemption (the “Redemption”) of $1,725,785,000 principal amount of our 4.250% Senior Unsecured Notes due August 2017, $1,465,000,000 principal amount of our 5.250% Senior Unsecured Notes due March 2018, $695,000,000 principal amount of our 6.625% Series C Unsecured Notes due April 2018, and $955,925,000 principal amount of our 5.000% Senior Unsecured Notes due May 2018 (collectively, the “Redeemed Notes”), (iii) the purchase pursuant to a tender offer (the “Debt Tender”) of $969 million principal amount of our 5.500% Series C Unsecured Notes due 2019 (the “2019 Notes”) and (iv) the purchase of 60,439,560 shares of our common stock for an aggregate purchase price of $2,750,000,000 pursuant to the Offer (which assumes that the Offer is fully subscribed and that the purchase price per share is determined to be $45.50 (the mid-point between the lowest and highest per-share purchase prices under the terms of the Offer)). The Commercial Air Sale was completed on April 4, 2017 and payment for the 2019 Notes accepted for purchase in the Debt Tender as of its early participation date was made on April 18, 2017. CIT has called the Redeemed Notes for redemption on May 4, 2017. The information presented in the table below, and pro forma information presented in the following paragraph, including interest expense, loss from continuing operations and loss from continuing operations per common share, should each be read in conjunction with the consolidated historical financial statements and notes thereto that are included in our Annual Report on Form 10-K for the year ended December 31, 2016, and the Unaudited Pro Forma Balance Sheet that gives effect to the Commercial Air Sale, which is included as Exhibit 99.5 to our Current Report on Form 8-K, filed with the SEC on April 7, 2017, each of which are incorporated by reference into this Offer to Purchase.

	As of December 31, 2016
	Actual	Adjustments Relating to the Commercial Air Sale	Adjustments Relating to the Redemption		Adjustments Relating to the Debt Tender	Adjustments Relating to the Offer	As Adjusted

	(Dollars in millions)

Cash and deposits	$6,430.6	$9,532.9	$(5,043.8)	(1)	$(1,051.0)	$(2,753.8)	$7,114.9
Structured Financings	$1,925.7	$—	$—		$—	$—	$1,925.7
FHLB Advances	2,410.8	—	—		—	—	2,410.8
Revolving Credit Facility	—	—	—		—	—	—
Senior Unsecured Notes(2)	10,599.0	—	(4,834.5)		(968.2)	—	4,796.3
Total Long-Term Borrowings	14,935.5	—	(4,834.5)	(1)	(968.2)	—	9,132.8
Total Common Stockholders’ Equity	10,002.7	144.3	(87.1)		(38.6)	(2,753.8)	7,267.4
Total Capitalization	$24,938.2	$144.3	$(4,921.6)		$(1,006.8)	$(2,753.8)	$16,400.2

(1)	Reduction of Cash and Borrowings assumes a weighted average redemption price of 102.76%, calculated using the applicable yields published in the Federal Reserve Statistical Release H.15 (519) (the “H.15 Average”) on December 30, 2016. The total redemption price actually paid will depend on the H.15 Average calculated on May 1, 2017.

(2)	Amounts are expressed net of unamortized debt issuance costs.

If the Air Sale, the Redemption, the Debt Tender and the Offer (collectively, the “Transactions”) had been completed on the terms described above as of January 1, 2016, for the year ended December 31, 2016 our pro forma interest expense and loss from continuing operations would have been substantially the same as the actual amounts for that period because the interest expense allocated to discontinued operations included amounts representative of interest expense associated with the repaid borrowings. On such pro forma basis for that period, our loss from continuing operations per common share would have been $1.29 on both a basic and fully diluted basis (compared to actual loss from continuing operations per common share, on both a basic and fully diluted basis, of $0.90), reflecting the reduction in share count relating to the Offer. These amounts are not intended to represent and may not necessarily be indicative of the corresponding amounts that would have been reported had the Transactions been completed on the terms and dates described above and should not be taken as representative of and are not necessarily indicative of our future interest expense and earnings from continuing operations.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIT GROUP INC.

	By:	/s/ Ellen R. Alemany
	Name:	Ellen R. Alemany
	Title:	Chairwoman and Chief Executive Officer
Date: May 1, 2017

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated April 27, 2017.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Advertisement.*
(a)(5)(A)	Press Release issued by the Company on April 27, 2017.*
(d)(1)	Form of CIT Group Inc. Long-term Incentive Plan Stock Option Award Agreement (One Year Vesting) (incorporated by reference to Exhibit 10.35 to Form 10-Q filed August 9, 2010).
(d)(2)	Form of CIT Group Inc. Long-term Incentive Plan Stock Option Award Agreement (Three Year Vesting) (incorporated by reference to Exhibit 10.36 to Form 10-Q filed August 9, 2010).
(d)(3)	Form of CIT Group Inc. Long-term Incentive Plan Restricted Stock Unit Director Award Agreement (Initial Grant) (incorporated by reference to Exhibit 10.39 to Form 10-Q filed August 9, 2010).
(d)(4)	Form of CIT Group Inc. Long-term Incentive Plan Restricted Stock Unit Director Award Agreement (Annual Grant) (incorporated by reference to Exhibit 10.40 to Form 10-Q filed August 9, 2010).
(d)(5)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.36 to Form 10-K filed March 1, 2013).
(d)(6)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.37 to Form 10-K filed March 1, 2013).
(d)(7)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2013) (incorporated by reference to Exhibit 10.30 to Form 10-K filed February 20, 2015).
(d)(8)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2013) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.31 to Form 10-K filed February 20, 2015).
(d)(9)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2014) (incorporated by reference to Exhibit 10.32 to Form 10-K filed February 20, 2015).
(d)(10)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (Executives with Employment Agreements) (2014) (incorporated by reference to Exhibit 10.33 to Form 10-K filed February 20, 2015).
(d)(11)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2013) (incorporated by reference to Exhibit 10.30 to Form 10-Q filed August 5, 2015).
(d)(12)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2013) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.31 to Form 10-Q filed August 5, 2015).
(d)(13)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2014) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.32 to Form 10-Q filed August 5, 2015).
(d)(14)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2014) (incorporated by reference to Exhibit 10.33 to Form 10-Q filed August 5, 2015).
(d)(15)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.34 to Form 10-Q filed August 5, 2015).
(d)(16)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with ROTCE and Credit Provision Performance Measures) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.35 to Form 10-Q filed August 5, 2015).
(d)(17)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with Average Earnings per Share and Average Pre-Tax Return on Assets Performance

Exhibit Number	Description
Measures) (incorporated by reference to Exhibit 10.36 to Form 10-Q filed August 5, 2015).
(d)(18)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with Average Earnings per Share and Average Pre-Tax Return on Assets Performance Measures) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.37 to Form 10-Q filed August 5, 2015).
(d)(19)	Offer Letter, dated October 27, 2015, between CIT Group Inc. and Ellen R. Alemany, including Attached Exhibits (incorporated by reference to Exhibit 10.39 to Form 10-Q filed November 13, 2015).
(d)(20)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2016) (with ROTCE and Credit Provision Performance Measures) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.36 to Form 10-K filed March 16, 2017).
(d)(21)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2016) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.37 to Form 10-K filed March 16, 2017).
(d)(22)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (2016) (with Performance Based Vesting) (incorporated by reference to Exhibit 10.38 to Form 10-K filed March 16, 2017).
(d)(23)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (2016) (with Performance Based Vesting) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.39 to Form 10-K filed March 16, 2017).
(d)(24)	Form of CIT Group Inc. Omnibus Incentive Plan Performance Share Unit Award Agreement (2016) (Executives with Employment Agreements) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.40 to Form 10-K filed March 16, 2017).
(d)(25)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2016) (incorporated by reference to Exhibit 10.41 to Form 10-K filed March 16, 2017).
(d)(26)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Director Award Agreement (Three Year Vesting) (incorporated by reference to Exhibit 10.43 to Form 10-K filed March 16, 2017).

*Previously filed with the Schedule TO filed April 27, 2017.